

February 24, 2009

Mr. George Whatley
President/CEO
Alpha Gold Corporation
410 Donald Street
Coquitlam, British Columbia Canada

> **Re:** **Alpha Gold Corporation**
> **Form 20-F for the Fiscal Year Ended February 29, 2008**
> **Filed August 20, 2008**
> **File No. 0-31192**

Dear Mr. Whatley:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended February 29, 2008

General

1.   Please paginate your document.

Cover Page

2.   We note your cover page indicates your report is for your fiscal year ended September 30, 2008. It appears elsewhere in your document that your fiscal year end is the last day in February for each year presented. Please modify your document accordingly.

Plan of Operation

3.   It appears your disclosures regarding your exploration program for various fiscal
        years are extrapolations from press releases included quotes from your CEO.
        Please modify your disclosures to present them in an active voice rather than a
        third party voice.

Liquidity and Capital Resources

Fiscal 2008 Ended 2/29/2008 vs. Fiscal 2007

4.   We note your disclosure that indicates your "future income tax recovery" resulted
        from additional expenditures incurred on the properties which caused timing
        differences between actual taxes payable and future income taxes. Please tell us
        in greater detail the nature of these expenditures and why they resulted in timing
        differences.

Major Shareholders and Related Party Transactions

Related Party Transactions

5.   Please clarify the related party that the company pays office rental to that is a
        private company controlled by Mr. Whatley and "xxx family".

Controls and Procedures

6.   It does not appear that your management has performed its assessment of internal
        control over financial reporting as of February 29, 2008. Since you were required
        to file or filed an annual report for the prior fiscal year, it appears you are required
        to report on your management's assessment of internal control over financial
        reporting.

        If your management has not yet performed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In performing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's
            Report on Internal Control Over Financial Reporting* (Securities Act Release
            8809/Financial Reporting Release 76). You can find this release at:

        http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements

Note 8 - Income Taxes

7.   Your rate reconciliation for fiscal year 2008 appears to reconcile beginning with net income rather than loss for the year before income taxes $(280,102). Please modify your presentation and explain how you arrive at your amount presented as "Actual income tax recovery".

8.   We note that the company has placed a partial valuation allowance on its loss carry-forwards through year 2016. Please explain why the company believes it is more likely than not that remaining loss carry forwards beyond those that expire on or before 2016 will be realized.

Note 11 – Generally Accepted Accounting Principles in Canada and the U.S.

9. We note elsewhere in your document that you have issued various tranches of flow through shares. Please tell us why these issuances have not resulted in a Canadian and U.S. GAAP difference in any period presented.

Certifications

Section 302 Certifications

10. In a March 4, 2005 Staff Alert entitled "Annual Report Reminders," the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in the Instructions to the Form 20-F. We note the identification of the certifying individual at the beginning of your certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certifications should be modified so as not to include the individual's title. In addition, your certifications do not address the elements required concerning internal control over financial reporting. Please ensure your certifications are in the exact form set forth in the instructions to the Form 20-F.

Engineering Comments

General

11. Please correct your commission filing number on the cover of your filings to read 000-31192, which was assigned in conjunction with your filing of the Form 20-F R12G registration statement on August 16, 2001.

12. The total assets under US GAAP located in Table 1 do not correspond to your auditors notes to financial statements of Canadian GAAP compared to US GAAP. Please reconcile these differences.

Business Overview

13. We note you are focused on exploring and developing your Lustdust property. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this

terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

14.   On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

15.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

16.   Please quantify your annual maintenance fees and disclose who is responsible for paying these fees.

Directors and Senior Management

17.   Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief